SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS FULL YEAR PROFIT OF €1.43BN
DUE TO STRONG TRAFFIC RECOVERY & FAVOURABLE OIL HEDGES

Ryanair Holdings plc today (22 May) reported a Q4 loss of €154m but a full-year PAT of €1.43bn, compared to a PY loss of (€355m), due to strong FY traffic recovery, improving fares, industry leading cost base and advantageous fuel hedges.

	31 Mar. 2022	31 Mar. 2023	Change
Load Factor	82%	93%	+11pts
Customers	97.1m	168.6m	+74%
Revenue	€4.80bn	€10.78bn	+124%
Op. Costs	€5.27bn*	€9.20bn*	+75%
Net (Loss)/ PAT	(€355m)*	€1.43bn*	n/m
EPS	(€0.21)	€1.16	n/m
Net (debt)/cash	(€1.45bn)	€0.56bn	n/m
* Non IFRS: Excl. €114m except. unrealised mark-to-market loss (timing unwind) on fuel caps (FY22: €114m gain).

During FY23:
●
Traffic rose 74% to 168.6m (+13% over FY20 traffic).
●
FY fares up 10% on pre-Covid levels.
●
Ex-fuel unit costs fell to €31.
●
98x B737-8200 "Gamechangers".  Total fleet of 537 aircraft at 31 Mar.
●
FY24 fuel 85% hedged at $89bbl.
●
5 new bases and c.300 new routes opened in FY23.
●
Pay cuts restored 28 months early by agreement for almost all crews.
●
Strong market share gains in Italy, Poland, Ireland, Spain and across Europe.
●
Strong balance sheet with small year-end net cash due to Boeing delivery delays.
●
300 MAX-10 order (signed) to renew fleet & grow traffic to 300m p.a. by FY34.

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"Passengers who switch to Ryanair (from EU legacy airlines) can reduce their emissions by up to 50% per flight.  Over the past year, we made significant progress to become net carbon neutral by 2050.  Our new, fuel efficient, B737 "Gamechangers" (4% more seats, but 16% less fuel) increased to 98 aircraft at year end, and we began to retrofit scimitar winglets on our B737NG fleet which will further cut fuel burn by 1.5%.

We are working hard to achieve ambitious 2030 goals of powering 12.5% of Ryanair flights with SAF.  We have recently expanded our SAF partnerships with Neste (Schiphol), OMV (Austria, Germany and CEE) and Shell (in London and Dublin) by announcing a multi-year MOU with Repsol to supply Ryanair bases in Spain.  Through A4E, and the EU, we are campaigning to accelerate reform of European ATC to eliminate avoidable flight cancellations/delays (something urgent in light of repeated French ATC strikes in Q1), which will substantially lower fuel consumption and CO₂ emissions.   We urge all EU consumers to sign our "Protect Overflights" petition on www.ryanair.com.

Ryanair is Europe's No.1 ranked EU airline for ESG by Sustainalytics[1].  During FY23, MSCI increased our ESG rating to 'BBB' (from 'B') and CDP reconfirmed Ryanair's industry leading ('B') climate rating for 2023.

SOCIAL :
Ryanair's commitment to maintaining jobs and keeping skills current through the 2-years Covid crisis, albeit with Govt. payroll support and temporary pay cut agreements with union partners (now restored, over 2 years sooner than planned), maximised our crew jobs security while our competitors cut thousands of jobs.  It also meant that Ryanair was fully staffed to operate its S.22 schedule, while many competitors cancelled capacity (often at short notice) in the face of severe staff shortages.  Following a strong H1 performance, Ryanair fully restored pay (some 28 months early) by agreement with our unions on new long-term multi-year pay agreements.

As Ryanair grows traffic to 225m p.a. by FY26 and 300m by FY34, our Group will create over 10,000 new jobs for highly paid pilots, cabin crew, and engineers.  Over the past year we recruited and trained over 3,000 new crew members (incl. 1,000 pilot cadets).  The Group opened new engineering facilities in Bergamo (Italy), Malta, Kaunas (Lith.) and Shannon (Ire.) and recently announced a €40m new Dublin maintenance centre (creating over 200 engineering jobs).  These new facilities and fleet growth enables us to create cadet positions and apprenticeships for school leavers, bringing through the next generation of highly skilled aviation professionals.  Ryanair Labs is actively recruiting IT & digital professionals to join our dev. teams in Dublin, Madrid, Porto and Wroclaw.

Ryanair's strong S.22 operational resilience (despite multiple ATC delays/strikes, airport security/handling staff shortages) meant we delivered industry leading capacity recovery and OTP for our customers.  This was reflected in FY23's CSAT score of over 85%, with "crew friendliness" our top score (rated over 95%).  This summer, in anticipation of further ATC disruptions, we have invested heavily in our operations (increased crew ratios, doubled the size of our ops centres, enhanced day-of-travel app. and we continue to improve  customer comms.) to ensure that our passengers and crews continue to enjoy Ryanair's industry leading OTP and reliability.

GOVERNANCE:
In recent months, 3 new NEDs (Eamonn Brennan, Elisabeth Köstinger and Anne Nolan) have joined the Ryanair Board. Our Chairman (Stan McCarthy) has also refreshed our Board Committees.  Dick Milliken, having successfully overseen the rotation of external auditors (from KPMG to PwC) during FY23, has chosen not to seek re-election at the 2023 AGM in Sept.  To facilitate experienced management of the Group, orderly succession and the onboarding of new NEDs, Louise Phelan has agreed to remain on the Board for one more year.  Over the past year, Ryanair's EU ownership has increased from 41% to 46% at year end.

GROWTH:
Ryanair's market share has grown significantly in most EU markets as we operated 116% of our pre-Covid capacity in FY23.  Most notable gains were recorded in Italy (from 27% to 40%), Poland (26% to 36%) and Ireland (49% to 58%).  This summer we will operate our largest ever schedule (almost 2,500 routes with over 3,000 daily flights), capitalising on traffic restoration, and multi-year growth deals negotiated by our New Route teams.  Structural EU capacity reductions following numerous EU airline failures or fleet reductions during Covid, high oil prices (discouraging weaker, unhedged, airlines from adding capacity), a shortage of aircraft (new & leased) and the return of Asian and American visitors to Europe (due to the very strong US$) means that while S.23 European short-haul capacity remains below pre-Covid levels, demand is notably robust.  Forward bookings and air fares currently into S.23 are strong and we continue to urge all customers to book early to avoid rising "close-in" prices.

We expect European airlines will continue to consolidate over the next 2 years and it seems likely they will deploy capacity in a disciplined manner.  The large backlog of OEM aircraft deliveries is likely to constrain capacity growth in Europe for at least 4 more years which confers a considerable growth premium on Ryanair's  remaining 110 B737 Gamechangers deliveries over the next 3 summers. Our widening unit cost advantage over all competitors, our fuel hedging, strong balance sheet and our very low-cost aircraft order book, as well as our proven operational resilience, creates enormous growth opportunities for Ryanair over the coming years.

FY23 BUSINESS REVIEW:

Revenue & Costs:
FY23 scheduled revenue grew over 160% to €6.93bn.  Following a disappointing Q1 (when traffic was badly impacted by Russia's invasion of Ukraine on 24 Feb. 2022), strong travel demand through the remainder of the year saw traffic rise 74% at higher fares (+10% on pre-Covid).  Ancillary sales delivered a solid performance, generating just under €23 per passenger (€3.84bn).  Total FY23 revenue rose 124% to €10.78bn.  Total operating costs rose 75% to €9.20bn, driven by higher fuel costs (+113% to €3.90bn, offset by favourable fuel hedges and improved fuel burn as more Gamechangers entered the fleet), crew pay restoration and 74% traffic growth.  Ex-fuel operating costs rose 54%, which was well below traffic growth, and unit costs (ex-fuel) were just €31 as Ryanair's cost advantage over all other EU competitors widened substantially as we predicted it would.  Our industry leading fuel hedging (over 80% hedged at approx. $64bbl) contributed significantly to the final FY23 profit outcome, saving the Group over €1.4bn.

FY24 jet fuel requirements are almost 85% hedged at approx. $89bbl (with a mix of forwards and caps) and 25% of H1 FY25 is covered at $77bbl.  Just over 90% of FY24 €/$ opex is hedged at 1.08 and 38% of H1 FY25 is covered at 1.11.  Our B-8200 "Gamechanger" order book is fully hedged at €/$ 1.24 which further lowers the cost of these new aircraft compared to many competitors who are engaged in expensive (and getting more expensive) leasing to grow their fleet even as interest rates are rising.

Balance Sheet & Liquidity:
Our balance sheet is one of the strongest in the industry with a BBB+ credit rating and €4.7bn gross cash at year-end, despite an €850m bond repayment in March 2023.  Almost all the Group's B737 fleet are owned and 99% are unencumbered, which significantly widens our cost advantage, as interest rates and leasing costs continue to rise for competitors. Thanks to our strong booking recovery, improving air fares and Boeing delivery delays, net cash at 31 Mar. was €0.56bn (compared to net debt of €1.45bn at 31 Mar. 2022), despite over €1.9bn capex.  (Capex was c.€450m lower than expected due to Boeing delivery delays - now timed into FY24).  Earlier this month Ryanair converted its unsecured €750m syndicated term loan into a revolving credit facility (at a lower margin) with an extended maturity to May 2028 (was 2024).  Over the coming months we will repay a €750m maturing bond in Aug. and fund over €2.6bn capex (FY24 is the peak capex year under the "Gamechanger" order) while planning to retain a broadly flat net cash/debt position.  We will continue to preserve cash to minimise financing costs as we face considerable annual aircraft capex of over €2bn p.a. from 2027 onwards.

AIRCRAFT ORDERS:
Earlier this month, Ryanair signed an agreement to purchase 300 new Boeing 737-MAX-10 aircraft (150 firm and 150 options), which is subject to AGM approval on 14 Sept. next.  These, fuel efficient, aircraft have 228 seats (21% more than our B737NGs) and phased deliveries between 2027 and 2033.  We expect 50% of the order will be used to replace older NGs, while the remainder will facilitate disciplined traffic growth to approx. 300m p.a. by FY34 (an 80% increase over FY23's traffic).  Apart from delivering significant revenue growth, the additional seats (coupled with greater fuel, carbon and noise efficiency) will further widen Ryanair's considerable unit-cost advantage over all European competitor airlines.  Given the strength of the Group's balance sheet, our strong credit ratings and the 2-year gap between the delivery of the final B-8200 "Gamechanger" in late Dec. 2024 and the first MAX-10 in early 2027, we anticipate that capex will be funded primarily from internal resources (although the Group will remain opportunistic in its financing decisions).

As a result of Boeing's recent B737 delivery disruptions, we expect to be short (up to 10) B-8200s for peak (June & July) S.23 schedules.  To facilitate Boeing, and to assist their resumption of scheduled B-8200 deliveries this autumn, we will take delivery of aircraft through July (and possibly into Aug.).  We hope and expect that Boeing will recover quickly from this recent delay to minimise its impact on our FY24 traffic growth and profitability.

OUTLOOK:
This year Ryanair hopes to grow traffic to approx. 185m (+10%), although Boeing's recent delivery delays may push some of this growth into the lower yielding H2 and may reduce this target slightly.  Our FY24 fuel bill will increase by over €1bn due to higher oil prices (despite our more fuel-efficient fleet). While we continue to enjoy a significant cost advantage over competitor airlines, we expect to record a modest increase in unit costs (ex-fuel) as annualised crew pay restoration, higher crew ratios this summer and increased enroute charges will not be fully offset by B737 Gamechanger deliveries in H1.  To date, S.23 demand is robust, and peak S.23 fares are trending ahead of last year.  Q1 fares, which benefitted from a strong Easter in April (and a very weak PY comparable due to Russia's invasion of Ukraine), will be significantly higher than Q1 FY23.

Despite ongoing uncertainty over the timing of Boeing deliveries, almost 15% unhedged fuel, limited Q2 visibility and zero H2 fare visibility (normal at this time of year), we are cautiously optimistic that FY24 revenue will grow sufficiently to cover our €1bn higher fuel bill and still deliver a modest year-on-year profit increase.  This guidance remains heavily dependent upon avoiding adverse events during FY24 (such as the war in Ukraine or further, repeated, Boeing delivery delays)."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying 185m guests p.a. on over 3,000 daily flights from 91 bases, the Group connects 230 airports in 36 countries on a fleet of 540 aircraft, with a further 410 Boeing 737 on order, which will enable the Ryanair Group to grow traffic to 225m p.a. by FY26 & 300m p.a. by FY34. Ryanair has a team of over 22,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 38-year safety record. Ryanair is Europe's greenest, cleanest, major airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to major European legacy airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance cover, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
   Condensed Consolidated Preliminary Balance Sheet as at March 31, 2023 (unaudited)

		At Mar 31,	At Mar 31,
		2023	2022
	Note	€M	€M
Non-current assets
Property, plant and equipment	9	9,908.9	9,095.1
Right-of-use asset	9	209.1	133.7
Intangible assets		146.4	146.4
Derivative financial instruments	11	54.6	185.1
Deferred tax		6.6	42.3
Other assets		168.9	72.1
Total non-current assets		10,494.5	9,674.7

Current assets
Inventories		6.0	4.3
Other assets		878.6	401.1
Trade receivables	11	59.7	43.5
Derivative financial instruments	11	292.1	1,400.4
Restricted cash	11	19.5	22.7
Financial assets: cash > 3 months	11	1,056.2	934.1
Cash and cash equivalents	11	3,599.3	2,669.0
Total current assets		5,911.4	5,475.1

Total assets		16,405.9	15,149.8

Current liabilities
Provisions		19.8	9.2
Trade payables	11	1,065.5	1,029.0
Accrued expenses and other liabilities		4,783.5	2,992.8
Current lease liability		43.2	56.9
Current maturities of debt	11	1,056.7	1,224.5
Derivative financial instruments	11	386.6	38.6
Current tax		66.3	47.7
Total current liabilities		7,421.6	5,398.7

Non-current liabilities
Provisions		154.5	94.1
Trade payables	11	-	49.2
Derivative financial instruments	11	11.2	-
Deferred tax		159.3	266.5
Non-current lease liability		163.1	81.4
Non-current maturities of debt	11	2,853.2	3,714.6
Total non-current liabilities		3,341.3	4,205.8

Shareholders' equity
Issued share capital		6.9	6.8
Share premium account		1,379.9	1,328.2
Other undenominated capital		3.5	3.5
Retained earnings		4,180.0	2,880.9
Other reserves		72.7	1,325.9
Shareholders' equity		5,643.0	5,545.3

Total liabilities and shareholders' equity		16,405.9	15,149.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for year ended March 31, 2023 (unaudited)

		Pre-Except. Change	Pre- Except.	Except.	IFRS	Pre-Except.	Except.	IFRS
			Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
			Mar 31, 2023	Mar 31, 2023	Mar 31, 2023	Mar 31, 2022	Mar 31, 2022	Mar 31, 2022
	Note	%*	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+161%	6,930.3	-	6,930.3	2,652.5	-	2,652.5
Ancillary revenues		+79%	3,844.9	-	3,844.9	2,148.4	-	2,148.4
Total operating revenues	8	+124%	10,775.2	-	10,775.2	4,800.9	-	4,800.9

Operating expenses
Fuel and oil		-113%	3,895.2	130.5	4,025.7	1,829.9	(130.5)	1,699.4
Airport and handling charges		-53%	1,240.5	-	1,240.5	813.4	-	813.4
Staff costs		-73%	1,191.4	-	1,191.4	690.1	-	690.1
Depreciation		-28%	923.2	-	923.2	719.4	-	719.4
Route charges		-64%	903.7	-	903.7	551.2	-	551.2
Marketing, distribution and other		-64%	674.4	-	674.4	411.3	-	411.3
Maintenance, materials and repairs		-46%	373.7	-	373.7	255.7	-	255.7
Total operating expenses		-75%	9,202.1	130.5	9,332.6	5,271.0	(130.5)	5,140.5

Operating profit/(loss)			1,573.1	(130.5)	1,442.6	(470.1)	130.5	(339.6)
Other (expense)/income
Net finance expense		+62%	(34.4)	-	(34.4)	(91.4)	-	(91.4)
Foreign exchange			34.3	-	34.3	1.2	-	1.2
Total other (expense)/income			(0.1)	-	(0.1)	(90.2)	-	(90.2)

Profit/(loss) before tax			1,573.0	(130.5)	1,442.5	(560.3)	130.5	(429.8)

Tax (expense) on profit/credit on loss	5		(145.0)	16.3	(128.7)	205.3	(16.3)	189.0

Profit/(loss) for the year - attributable to equity holders of parent			1,428.0	(114.2)	1,313.8	(355.0)	114.2	(240.8)

Earnings/(loss) per ordinary share (€)
Basic					1.1557			(0.2130)
Diluted					1.1529			(0.2130)
Weighted avg. no. of ord. shares (in Ms)
Basic					1,136.8			1,130.5
Diluted					1,139.6			1,130.5

*"+" is favourable and "-" is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for year ended March 31, 2023 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2023	2022
	€M	€M

Profit/(loss) for the year	1,313.8	(240.8)

Other comprehensive (loss)/income:
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(1,264.0)	1,084.1
Other comprehensive (loss)/income for the year, net of income tax	(1,264.0)	1,084.1
Total comprehensive income for the year - attributable to equity holders of parent
	49.8	843.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for year ended March 31, 2023 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2023	2022
	Note	€M	€M
Operating activities
Profit/(loss) after tax		1,313.8	(240.8)

Adjustments to reconcile profit/(loss) after tax to net cash from operating activities
Depreciation		923.2	719.4
(Increase) in inventories		(1.7)	(0.7)
Tax expense on profit/(credit) on loss		128.7	(189.0)
Share based payments		16.2	8.6
(Increase) in trade receivables		(16.2)	(24.9)
(Increase) in other assets		(482.0)	(241.4)
Increase in trade payables		31.2	284.6
Increase in accrued expenses and other liabilities		1,788.9	1,722.8
Increase in provisions		33.7	45.5
Decrease/(increase) in finance expense		4.2	(7.3)
Increase in finance income		10.4	0.7
Foreign exchange and fair value*		144.7	(146.5)
Income tax (paid)/received		(4.1)	9.5
Net cash inflow from operating activities		3,891.0	1,940.5

Investing activities
Capital expenditure - purchase of property, plant and equipment	9	(1,914.7)	(1,181.6)
Disposal proceeds	9	4.9	110.5
Supplier reimbursements	9	127.5	113.9
Decrease in restricted cash		3.2	11.4
(Increase) in financial assets: cash > 3 months		(122.1)	(468.6)
Net cash (used in) investing activities		(1,901.2)	(1,414.4)

Financing activities
Net proceeds from shares issued	12	31.7	46.8
Proceeds from long term borrowings		-	1,192.0
Repayments of long term borrowings		(1,039.4)	(1,722.3)
Lease liabilities paid		(46.3)	(53.0)
Net cash (used in) financing activities		(1,054.0)	(536.5)

Increase/(decrease) in cash and cash equivalents		935.8	(10.4)
Net foreign exchange gains/(losses)		(5.5)	28.7
Cash and cash equivalents at beginning of the year		2,669.0	2,650.7
Cash and cash equivalents at end of the year		3,599.3	2,669.0

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received		52.7	-
Interest expense paid		(75.0)	(86.6)

*Includes an exceptional loss of €130.5M pre-tax, attributable to the fair value measurement of jet fuel call options.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for year ended March 31, 2023 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at April 01, 2021	1,128.1	6.7	1,161.6	3.5	3,232.3	211.3	31.2	4,646.6
Loss for the year	-	-	-	-	(240.8)	-	-	(240.8)
Other comprehensive (loss)/income
Net movements in cash-flow reserve	-	-	-	-	-	1,084.1	-	1,084.1
Total other comprehensive income	-	-	-	-	-	1,084.1	-	1,084.1
Total comprehensive (loss)/income	-	-	-	-	(240.8)	1,084.1	-	843.3
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	6.5	0.1	112.2	-	(65.5)	-	-	46.8
Additional share premium on the allotment of shares	-	-	54.4	-	(54.4)	-	-	-
Share-based payments	-	-	-	-	-	-	8.6	8.6
Transfer of exercised and expired share based awards	-	-	-	-	9.3	-	(9.3)	-
Balance at March 31, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
Profit for the year	-	-	-	-	1,313.8	-	-	1,313.8
Other comprehensive income/(loss)
Net movements in cash-flow reserve	-	-	-	-	-	(1,264.0)	-	(1,264.0)
Total other comprehensive loss	-	-	-	-	-	(1,264.0)	-	(1,264.0)
Total comprehensive income/(loss)	-	-	-	-	1,313.8	(1,264.0)	-	49.8
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	4.1	0.1	51.7	-	(20.1)	-	-	31.7
Share-based payments	-	-	-	-	-	-	16.2	16.2
Transfer of exercised and expired share based awards	-	-		-	5.4	-	(5.4)	-
Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0

MD&A Year Ended March 31, 2023 ("FY23")

Introduction
The Group experienced a significant reduction in traffic during the prior year as a result of European Government's Covid-19 travel restrictions/lockdowns. The damaging impact of the Omicron variant and Russia's invasion of Ukraine in H2 FY22 necessitated significant fare stimulation. Sectors (+52%) and traffic (+74%) are therefore significantly higher in the year ended March 31, 2023. The following discussion should be read in that context.

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the FY23 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for approximately 16% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the unexpected Russian invasion of Ukraine in February 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €114.2M (post-tax) was recorded on the Group's jet fuel call options for the year. This is a timing unwind of the exceptional unrealised mark-to-market gain recorded for the year ended March 31, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 161% to €6.93BN due to a 74% increase in traffic, from 97.1M to 168.6M and 50% higher average fares at €41 (up 10% on pre Covid-19).

Ancillary revenues:
Ancillary revenues increased 79% to €3.84BN (approx. €22.80 per passenger) as traffic grew (up 74%) and guests increasingly chose discretionary services such as priority boarding, reserved seating and in-flight sales.

Total revenues:
As a result of the above, total revenues increased 124% to €10.78BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 113% to €3.90BN due to a 52% increase in sectors flown and higher jet fuel prices offset by favourable hedging and fuel burn savings on the new B737-8200 aircraft.

Airport and handling charges:
Airport and handling charges rose 53% to €1.24BN, in line with the 52% increase in sectors and well below 74% traffic growth.

Staff costs:
Staff costs increased 73% to €1.19BN due to the larger fleet, the ramp up of activities, accelerated pay restoration during the year and the roll-off of Covid-19 payroll support schemes.

Depreciation:
Depreciation increased 28% to €0.92BN, primarily due to higher amortisation resulting from higher aircraft utilisation (sectors up 52%) and the delivery of 37 new B737-8200 "Gamechanger" aircraft.

Route charges:
Route charges increased 64% to €0.90BN, ahead of the 52% increase in sectors, due to higher Eurocontrol and ATC rates (despite a degradation in the quality of services provided by ATC agencies during the year).

Marketing, distribution and other:
Marketing, distribution and other rose 64% to €0.67BN due to higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 46% to €0.37BN due to higher aircraft utilisation.

Other expense:
Net finance expenses decreased 62% to €34.4M due to rising deposit interest rates, higher cash balances and lower debt (at mainly fixed interest rates). Movements in foreign exchange translation reflect changes primarily in the movements of the €/US$ exchange rate on balance sheet revaluations.

Balance sheet:
Gross cash increased €1.05BN to €4.68BN at March 31, 2023.
Gross debt decreased €0.96BN to €4.12BN, primarily due to over €1BN debt repayments during the year, offset by the extension of 24 A320 leases.

Net cash was €0.56BN at March 31, 2023, a strong recovery from €1.45BN net debt at March 31, 2022. FY23 Capex of €1.91BN was over €0.4BN lower than originally expected due to the late delivery of new aircraft (which are now expected to deliver in FY24).

Shareholders' equity:
Shareholders' equity increased €97.7M to €5.64BN primarily due to €1.31BN net profit (post-exceptional item) offset by an IFRS hedge accounting decrease in derivatives of €1.26BN.

 Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.         Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements for the year ended March 31, 2023 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

The March 31, 2023 figures and the March 31, 2022 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2022, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated preliminary financial statements for the year ended March 31, 2023 on May 18, 2023.

Except as stated otherwise below, the condensed consolidated preliminary financial statements for the year ended March 31, 2023 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2022 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●
Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective for periods starting on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the year ended March 31, 2023.

New IFRS standards and amendments issued but not yet effective

The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or performance:

●
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024)*.
●
IFRS 17 Insurance Contracts (effective on or after January 1, 2023).
●
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024)*.
* These standards or amendments to standards are not as of yet EU endorsed.

2.         Board of Directors

Details of the members of the Company's Board of Directors are set forth on page 17 of the Group's 2022 Annual Report. Julie O'Neill retired from the Board in September 2022. Anne Nolan was appointed to the Board in December 2022 and both Eamonn Brennan and Elisabeth Köstinger joined the Board in April 2023.

Following extensive engagement with larger shareholders, the Board agreed a contract extension which will see Michael O'Leary ("MOL") remain as Group CEO until the end of July 2028 (previously July 2024). An amended remuneration policy, reflecting changes to MOL's share options granted in 2019 (vesting period now extended to 2028 from 2024), will be tabled at the Company's 2023 AGM.

3.         Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that were applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2023, a net liability of €326M (2022: net asset of €1.20BN) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €261M (2022: net asset €330M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at March 31, 2023 the Group had entered into jet fuel forward contracts covering approximately 75% of its estimated requirements for fiscal year 2024 (with a further 5% covered by jet fuel call options) and approximately 14% of its estimated requirements for H1 fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

Long-lived assets - Useful lives, residual values and impairment

At March 31, 2023, the Group had €9.91BN of property, plant and equipment long-lived assets, of which €9.73BN were aircraft. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In determining the useful lives and expected residual values of the aircraft, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of the current market value of new Boeing 737 aircraft, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining life of the aircraft.

4.         Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

5.         Income tax expense

The Group's consolidated tax expense for the year ended March 31, 2023 of €129M (March 31, 2022: tax credit of €189M) comprises a current tax charge of €23M (March 31, 2022: current tax credit of €10M) and a deferred tax charge of €106M (March 31, 2022: deferred tax credit of €179M) primarily relating to the temporary differences for property, plant and equipment and net operating losses.  This consolidated tax charge is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group's operating companies calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates.  The effective tax rate of 9% for the year (March 31, 2022: 44% credit) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

6.         Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.         Capital commitments

At March 31, 2023 the Group had an operating fleet of 509 (2022: 471) Boeing 737s and 28 (2022: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At March 31, 2023, the Group had taken delivery of 98 of these aircraft. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

8.         Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group currently comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022, and is included for comparative purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results. Reportable segment information is presented as follows:

Year Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2023	2023	2023	2023	2023
	€M	€M	€M	€M	€M
Scheduled revenue	6,843.4	-	86.9	-	6,930.3
Ancillary revenue	3,844.9	-	-	-	3,844.9
Inter-segment revenue	759.4	868.8	425.7	(2,053.9)	-
Segment revenue	11,447.7	868.8	512.6	(2,053.9)	10,775.2

Reportable segment profit after income tax (i)	1,382.3	10.1	35.6	-	1,428.0

Other segment information:
Net Finance Expense	27.8	-	6.6	-	34.4
Depreciation	876.6	-	46.6	-	923.2
Capital Expenditure	1,760.1	-	153.0	-	1,913.1

Segment assets	15,920.4	90.4	395.1	-	16,405.9
Segment liabilities	9,914.7	96.0	752.2	-	10,762.9

(i) Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114M, attributable to the fair value measurement of jet fuel call options.

Year Ended	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2022	2022	2022	2022	2022
	€M	€M	€M	€M	€M
Scheduled revenue	2,616.1	-	36.4	-	2,652.5
Ancillary revenue	2,148.4	-	-	-	2,148.4
Inter-segment revenue	698.5	679.4	406.9	(1,784.8)	-
Segment revenue	5,463.0	679.4	443.3	(1,784.8)	4,800.9

Reportable segment (loss)/profit after income tax (i)	(354.7)	5.9	(6.2)	-	(355.0)

Other segment information:
Net Finance Expense	87.8	-	3.6	-	91.4
Depreciation	660.1	-	59.3	-	719.4
Capital Expenditure	1,527.8	-	5.0	-	1,532.8

Segment assets	14,832.1	69.6	248.1	-	15,149.8
Segment liabilities	8,879.3	85.3	639.9	-	9,604.5

(i) Reportable segment (loss)/profit after income tax in the financial year ended March 31, 2022, excludes a net exceptional gain after tax of €114M, attributable to the fair value measurement of jet fuel call options.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Year Ended Mar 31, 2023	Year Ended Mar 31, 2022
	€M	€M

Italy	2,364.5	1,188.8
Spain	1,883.4	873.8
United Kingdom	1,589.7	564.0
Ireland	640.4	229.6
Other	4,297.2	1,944.7
Total revenue	10,775.2	4,800.9

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

9.         Property, plant and equipment

Acquisitions and disposals

During the year ended March 31, 2023, net capital additions amounted to €1.66BN principally reflecting aircraft deliveries in the year, aircraft pre-delivery deposits and capitalised maintenance offset by supplier reimbursements of approximately €128M. Right of Use assets (reflecting A320 aircraft operating lease extensions) increased by €75M in the year.

10.       Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2023 that materially affected the financial position or the performance of the Group during that year and there were no changes in the related party transactions described in the 2022 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

11.       Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2022 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2023 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●
Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2023, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2023 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated preliminary balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2023	2023	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	53.2	53.2	160.4	160.4
- Jet fuel & carbon derivative forward contracts	-	-	22.2	22.2
- Interest rate swaps	1.4	1.4	2.5	2.5
	54.6	54.6	185.1	185.1
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	226.2	226.2	313.7	313.7
- Jet fuel options	14.1	14.1	150.5	150.5
- Jet fuel & carbon derivative forward contracts	49.6	49.6	934.1	934.1
- Interest rate swaps	2.2	2.2	2.1	2.1
	292.1	292.1	1,400.4	1,400.4
Trade receivables*	59.7		43.5
Cash and cash equivalents*	3,599.3		2,669.0
Financial asset: cash > 3 months*	1,056.2		934.1
Restricted cash*	19.5		22.7
	5,026.8	292.1	5,069.7	1,400.4
Total financial assets	5,081.4	346.7	5,254.8	1,585.5

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2023	2023	2022	2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	8.1	8.1	-	-
- U.S. dollar currency forward contracts	3.1	3.1	-	-
	11.2	11.2	-	-
Non-current maturities of debt
- Long-term debt	812.3	812.3	924.8	927.1
- Bonds	2,040.9	1,928.4	2,789.8	2,792.1
	2,853.2	2,740.7	3,714.6	3,719.2
Trade payables	-	-	49.2	49.2
	2,864.4	2,751.9	3,763.8	3,768.4
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	341.7	341.7	7.6	7.6
- U.S. dollar currency forward contracts	44.9	44.9	31.0	31.0
	386.6	386.6	38.6	38.6

Current maturities of debt:
- Short-term debt	76.8	76.8	152.1	152.1
- Promissory notes	230.6	230.6	225.9	225.9
- Bonds	749.3	744.3	846.5	855.0
	1,056.7	1,051.7	1,224.5	1,233.0
Trade payables*	1,065.5		1,029.0
Accrued expenses*	1,276.6		953.0
	3,785.4	1,438.3	3,245.1	1,271.6
Total financial liabilities	6,649.8	4,190.2	7,008.9	5,040.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

During the year ended March 31, 2022, the Group issued promissory notes with a cumulative value of approximately €231M, that mature in October 2023. These notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

During the year ended March 31, 2023 the Group repaid the maturing €850M (2015) Eurobond issued at a coupon of 1.125%.

12.       Shareholders' equity and shareholders' returns

During the year ended March 31, 2023 4.1M ordinary shares were issued at strike prices between €6.25 and €12.00 per share following the exercise of vested options for total proceeds of €31.7M. There were no shareholder returns during the year ended March 31, 2023.

13.       Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these consolidated preliminary financial statements. The continued preparation of the Group's condensed consolidated preliminary financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group's net profit (pre-exceptional items) of €1.43BN in the year ended March 31, 2023;
●
The Group's liquidity, with €4.68BN cash at March 31, 2023, a €2.01BN improvement from €1.45BN net debt at March 31, 2022 to net cash of €0.56BN at March 31, 2023 and the Group's continued focus on cash management;
●
The Group's solid BBB+ credit rating from S&P and BBB (positive outlook) credit rating from Fitch;
●
The Group's strong balance sheet position with 99% of its B737 fleet unencumbered;
●
The Group's access to the debt capital markets, unsecured/secured bank debt and sale and lease back transactions;
●
Strong cost control across the Group;
●
The Group's fuel hedging position (FY24 fuel requirements are over 80% hedged and approximately 14% of H1 FY25 jet fuel requirements are hedged at March 31, 2023); and
●
The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

14.       Post balance sheet events

●
In May, the Group ordered 300 (150 firm and 150 options) new Boeing 737-Max-10 aircraft for delivery between 2027 and 2033. This order is subject to shareholder approval at Ryanair's 2023 AGM. When finalised (and subject to all options being exercised) the order is valued at over US$40bn at current list prices.

●
In May, the Group refinanced its unsecured €750m syndicated term loan (maturity May 2024) with an unsecured €750M revolving credit facility (at a lower margin) maturing in May 2028.

[1] Sustainalytics - a leading independent ESG & corporate governance research, ratings & analytics firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 May, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary